FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
DeBoer, Sidney B.	**Lithia Motors, Inc. LAD**	(Check all applicable)

				6. Relationship cont.
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **May 2002**		__X__ Director __X__ 10% Owner
360 E. Jackson St.				__X__ Officer (give title below) ___ Other (specify below)
(Street)		5. If Amendment, Date of Original (Month/Year)		**Chairman and CEO**
Medford, OR 97501				7. Individual or Joint/Group Filing (Check Applicable Line)
(City) (State) (Zip)				**X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Class A Common	05/29/2002	P		280	A	$26.650	280	I	By Spouse in Joint Ownership with Mother
Class A Common							727	D	
Class A Common							10,325	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Class B Common	$0.000						N/A	N/A	Class A Common	3,918,231		3,918,231	I	Interest owned by a LLC (2)
Stock Option (1997sd) (NQ) (right to buy)	$1.000						(3)	12/31/2005	Class A Common	728		728	D	
Stock Option (1998sd) (ISO) (right to buy)	$16.230						01/01/1998	12/31/2002	Class A Common	12,000		12,000	D	
Stock Option (1999sd) (ISO) (right to buy)	$18.150						(4)	01/01/2004	Class A Common	12,000		12,000	D	
Stock Option (2000sd) (ISO) (right to buy)	$18.430						(5)	01/06/2005	Class A Common	9,990		9,990	D	
Stock Option (2000sd) (NQ) (right to buy)	$16.750						(6)	01/06/2010	Class A Common	22,010		22,010	D	
Stock Option (2001) (ISO) (right to purchase)	$12.990						12/26/2000	12/26/2005	Class A Common	7,494		7,494	D	
Stock Option (2001) (NQ) (right to buy)	$1.000						12/26/2005	12/26/2010	Class A Common	16,000		16,000	D	
Stock Option (2001nq) (right to buy)	$19.240						12/26/2006	12/26/2011	Class A Common	16,000		16,000	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.



06/10/2002

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney in Fact for
Sidney B. DeBoer

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2001sd) (NQ) (right to purchase)	$11.810						(7)	12/26/2010	**Class A Common**	31,788		31,788	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

06/10/2002

** Signature of Reporting Person   Date

**Cliff E. Spencer, Attorney in Fact for
Sidney B. DeBoer**

DeBoer, Sidney B.

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)	These shares are beneficially owned by reporting person's Mother-in-law in a joint acount with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares
(2)	Mr. DeBoer, as Trustee of the Sidney B. DeBoer Trust, owns a 52.32% pecuniary interest in and serves as the manager of Lithia Holding Company, LLC, and he has elected to report all Class B Common Stock owned by the LLC as being beneficially owned by him.
(3)	The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.
(4)	The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.
(5)	The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.
(6)	The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.
(7)	The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04